1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 10, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC October 2016 Revenue Report

Hsinchu, Taiwan, R.O.C. – Nov. 10, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for October 2016: On a consolidated basis, revenues for October 2016 were approximately NT$91.09 billion, an increase of 1.5 percent from September 2016 and an increase of 11.4 percent from October 2015. Revenues for January through October 2016 totaled NT$776.80 billion, an increase of 7.6 percent compared to the same period in 2015.

TSMC October Revenue Report (Consolidated):

(Unit:NT$ million)

Period	October 2016	September 2016	M-o-M Increase (Decrease) %	October 2015	Y-o-Y Increase (Decrease) %	January to October 2016	January to October 2015	Y-o-Y Increase (Decrease) %
Net Revenues	91,085	89,703	1.5	81,743	11.4	776,796	721,722	7.6

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of October 2016.

1. Sales volume (in NT$ thousands)

Period	Items	2016	2015
Oct.	Net sales	91,085,318	81,743,395
Jan. - Oct.	Net sales	776,796,410	721,722,200

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC China*	40,914,848	3,494,700

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	320,778,259	38,906,646

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	33,345,672	58,759,480	—
	Mark to Market Profit/Loss	(440,953)	71,841	—
	Unrealized Profit/Loss	(401,724)	71,841	—
Expired Contracts	Notional Amount	329,221,529	170,928,648	17,855,900
	Realized Profit/Loss	2,410,223	638,697	(76,691)
Equity price linked product (Y/N)		N	N	N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	8,303,099
	Mark to Market Profit/Loss	(97,097)
	Unrealized Profit/Loss	(77,403)
Expired Contracts	Notional Amount	59,359,055
	Realized Profit/Loss	(152,337)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	536,075
	Mark to Market Profit/Loss	(37)
	Unrealized Profit/Loss	1,610
Expired Contracts	Notional Amount	3,457,988
	Realized Profit/Loss	21,151
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,582,897
	Mark to Market Profit/Loss	17,376
	Unrealized Profit/Loss	17,376
Expired Contracts	Notional Amount	955,407
	Realized Profit/Loss	4,070
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(1,308)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	665,684
	Mark to Market Profit/Loss	805,402
	Unrealized Profit/Loss	(1,515)
Expired Contracts	Notional Amount	1,274,580
	Realized Profit/Loss	(11,942)
Equity price linked product (Y/N)		N